UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38857

BIT ORIGIN LTD.

(Translation of registrant’s name into English)

375 park Ave, Fl 1502

New York, NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Shareholders Meeting

On June 23, 2022, 10:00 pm EST, Bit Origin Ltd. (the “Company”) held its 2022 annual meeting of stockholders (the “Annual Meeting”) at 375 Park Ave, Fl 1502, New York, NY 10152. Holders of 34,805,263 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 44.06% of the total 79,002,734 outstanding ordinary shares as of the record date of June 1, 2022, and therefore constituting a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual meeting as of the record date. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect Mr. Lucas Wang, Mr. Erick W. Rengifo, Mr. Xiaping Cao, Mr. K. Bryce Toussaint, and Mr. Scott Silverman as directors to serve for a one-year term that expires at the next annual meeting of stockholders, or until their successors are elected and qualified or until their earlier resignation or removal;

2.	To ratify the appointment of WCC, P.C. as the Company’s independent registered public accountants for the fiscal year ending June 30, 2022;

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions and broker non-votes with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Against	Abstain
Election of Directors
Lucas Wang	34,793,537	11,726	0
Erick W. Rengifo	34,793,951	11,312	0
Xiaping Cao	34,792,613	12,650	0
K. Bryce Toussaint	34,791,955	13,308	0
Scott Silverman	34,794,635	10,628	0

	For	Against	Abstain
Ratification of Appointment of Independent registered public accounting firm	34,796,207	7,894	1,162

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2022	BIT ORIGIN LTD.

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board